UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2011

                       Commission File Number: 001-34168

                            PANSOFT COMPANY LIMITED
                (Translation of registrant's name into English)

                        3/F Qilu Software Park Building
                               Jinan Hi-Tech Zone
                                Jinan, Shandong,
                       People's Republic of China 250101

                                86-531-88871166
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

EXHIBIT INDEX

Number  Description of Exhibit
______  ________________________________________________________________________

99.1    Press release, dated March 24, 2011, titled "PANSOFT ANNOUNCES UNAUDITED
                FISCAL SECOND-QUARTER 2011 FINANCIAL RESULTS"















































--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 PANSOFT COMPANY LIMITED

Date: March 24, 2011                         By: /s/ Allen Zhang
                                                 _______________________________
                                                 Allen Zhang
                                                 Chief Financial Officer

EX 99.1

    PANSOFT ANNOUNCES UNAUDITED FISCAL SECOND-QUARTER 2011 FINANCIAL RESULTS
                     REVENUES INCREASE 47.0% YEAR-OVER-YEAR

JINAN, CHINA, Mar 24, 2011 -- Pansoft Company Limited (NASDAQ: PSOF) ("Pansoft" or the "Company"), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal second quarter ended December 31, 2010.

Highlights for the Fiscal Second Quarter of 2011:
-- Revenues were $7.2 million, an increase of 47.0% compared to $4.9 million for the three months ended December 31, 2010
-- Gross profit was $3.1 million, an increase of 19.1% compared to $2.6 million in the year-ago period
--    Gross margin was 42.9%, compared to 53.0% in the year-ago period
-- Operating profit was $1.6 million, compared to $2.1 million in the year-ago period
-- Net income was $1.4 million, compared to $1.9 million in the year-ago period
-- Diluted earnings per share were $0.25, compared to $0.36 in the prior year period

Highlights for the Fiscal First Half of 2011:
-- Revenues were $10.7 million, an increase of 50.7% compared to $7.1 million for the six months ended December 31, 2010
-- Gross profit was $4.8 million, an increase of 27.3% compared to $3.8 million in the year-ago period
--    Gross margin was 44.9%, compared to 53.1% in the year-ago period
-- Operating profit was $2.7 million, compared to $2.8 million in the year-ago period
-- Net income was $2.4 million, compared to $2.6 million in the year-ago period
-- Diluted earnings per share were $0.45, compared to $0.48 in the year-ago period

Financial Results Highlights for the Three Months Ended December 31, 2010

Revenues for the three months ended December 31, 2010 were $7.2 million, compared to $4.9 million in the same period last year, an increase of 47.0%. The increase was due to the contribution from newly acquired businesses.

Cost of sales was $4.1 million, an increase of 78.5% from $2.3 million in the three months ended December 31, 2009. Cost of sales increased at a faster pace than revenues, largely due to: 1) higher headcount (approximately 600 employees at the end of calendar 2010 versus 200 at the end of calendar 2009) and therefore, higher compensation expense and; 2) start-up costs at Pansoft-Japan, the new outsourcing joint venture in Japan.

Gross profit was $3.1 million, an increase of 19.1% from $2.6 million in the three months ended December 31, 2009. Gross margin was 42.9%, compared to 53.0% in the three months ended December 31, 2009. The drop in the gross margin was mainly attributable to higher expenses, as stated above. Additionally, some newly acquired businesses' gross margins are lower than those of Pansoft's core business, in particular due to startup costs at Pansoft-Japan and lower-margin hardware sales at HongAo and ITLamp.

Operating expenses were $1.5 million, an increase of 181.8% from $0.5 million in the three months ended December 31, 2009. The increase in operating expense was mainly due to: 1) higher general and administrative expense related to maintaining three additional subsidiary offices and their management teams; and
2)   the   amortization   of  intangible  assets  from  the  HongAo  and  ITLamp
acquisitions.

Operating profit was $1.6 million, compared to $2.1 million in the three months ended December 31, 2009. The operating margin was 22.7% compared to 42.5% in the three months ended December 31, 2009.

Net income was $1.4 million, compared to $1.9 million in the corresponding period in 2009, and was lower than the prior period mainly because of higher tax expense, start-up losses of approximately $538,000 at Pansoft-Japan, and higher amortization charges related to recent acquisitions.

Diluted earnings per share were $0.25, compared to $0.36 in the corresponding period in 2009.

Financial Results Highlights for the Six Months Ended December 31, 2010

Revenues for the six months ended December 31, 2010 were $10.7 million, compared to $7.1 million in the same period last year, an increase of 50.7%. The increase was due to the contribution from newly acquired businesses.

Cost of sales was $5.9 million, an increase of 77.2% from $3.3 million in the six months ended December 31, 2009. Cost of sales increased at a faster pace than revenues, largely due to higher compensation expense resulting from higher headcount and start-up costs at Pansoft-Japan.

Gross profit was $4.8 million, an increase of 27.3% from $3.8 million in the six months ended December 31, 2009. Gross margin was 44.9%, compared to 53.1% in the six months ended December 31, 2009. The decline in the gross margin was mainly attributable to higher expenses, and lower margins at some subsidiaries.

Operating expenses were $2.1 million, an increase of 108.9% from $1.0 million in the six months ended December 31, 2009. The increase in operating expense was mainly due to higher general and administrative expense and amortization of intangible assets resulting from acquisitions.

Operating profit was $2.7 million, compared to $2.8 million in the six months ended December 31, 2009. The operating margin was 25.2% compared to 38.9% in the six months ended December 31, 2009.

Net income was $2.4 million, compared to $2.6 million in the corresponding period in 2009 and was lower than the prior period mainly because of higher tax expense, start-up losses at Pansoft-Japan and higher amortization charges related to recent acquisitions.

Diluted earnings per share were $0.45, compared to $0.48 in the corresponding period in 2009.

Update on Pansoft's Subsidiaries

Following the formation of the Pansoft-Japan joint venture, the Company is organized as follows. Pansoft-BVI has two subsidiaries: Pansoft-China (which includes the HongAo and ITLamp acquisitions) and Pansoft-Japan.

-- Pansoft-China represents the core business of the Company and contributed 63% of total revenue in the three months ended December 31, 2010. For three months ended December 31, 2010, Pansoft-China's revenues declined by 3%, compared to the same period in 2009, due to a slower pace of revenue recognition, owing to a slower pace of revenue recognized in the traditional peak season. This represents an improvement in Pansoft's seasonality pattern, in which the majority of revenue is typically realized in the fiscal second quarter of the year. HongAo, of which Pansoft acquired a 55.01% stake in October 2010, serves the thermal power industry as a technical service provider in Shandong province, and contributed 24% of total revenue in the three months ended December 31, 2010. ITLamp, which was acquired in June 2010, operates as an oilfield software development and service provider, mainly serving the Tarim Oilfield in Xinjiang province. For the three-month period ended December 31, 2011, ITLamp contributed 9% of total revenues.

-- Pansoft-Japan is a joint venture established in August 2010 to provide outsourcing functions for Japanese clients, initially in the field of cell-phone software testing. The new testing operation was set up in Jinan, China with a front office in Osaka, Japan. Osaka is more than 600 km from the nuclear power plant damaged by the recent earthquake and was unaffected by this disaster. Our team members, including trainees dispatched from China, are all safe and are conducting business as usual. We do not foresee any immediate impact on our business in Japan from the earthquake and nuclear-plant catastrophe, however the longer-term impact cannot be presently determined. To date, there has also been no disruption of the order flow from the venture's key customer, though the impact on future orders cannot be determined. During the three-month period ended at December 31, 2011, Pansoft-Japan incurred start-up losses in line with budget expectations. This business is expected to break even in the fiscal fourth quarter of 2011 and to begin to generate a profit starting in the fiscal first quarter of 2012.

Financial Condition

As of December 31, 2010, Pansoft had $12.0 million in cash and equivalents, compared to $2.7 million as of June 30, 2010, increased mainly by strong cash flow from operations, as well as from the maturation of certain short-term investments. Cash and cash equivalents exclude $3.5 million in short-term investments, versus $7.4 million as of June 30, 2010. Total current assets were $25.8 million, as of December 31, 2010, versus $18.8 million as of June 30, 2010, owing to higher cash and equivalents and higher receivables, offset by $3 million in lower unbilled revenues. Current liabilities were $6.9 million as of December 31, 2010, up from $3.8 million, owing to a $1.5 million acquisition payable for the fair value of the shares expected to be issued as part of the ITLamp acquisition and a $0.75 million short-term bank loan for temporary cash needs, in addition to higher deferred revenues. Total stockholders' equity was $25.5 million as of December 31, 2010 versus $19.6 million as of June 30, 2010.

Recent Development

On March 1, 2011, Pansoft's Board of Directors extended the stock repurchase program announced in October 2010 for an additional indefinite period.

Business Outlook

In future quarters and the next fiscal year, Pansoft expects to maintain sustainable organic growth, driven by strong demand for its services and solutions from its existing customer base, mainly PetroChina and Sinopec, which accounted for 73% of revenues during fiscal 2010. To expand its business, the Company will focus on more than 450 oil and gas subsidiaries, which are large-scale businesses that operate oilfields, refineries, oil and gas pipelines and retail gas stations. In last fiscal year, the Company generated revenue from just four subsidiaries, with over RMB 1 million per contract size. Therefore, the subsidiaries represent a large market opportunity for Pansoft to expand its client base, leveraging its branding and experience in developing software systems which are already operating at most of these subsidiaries. The Company is also entering into the coal mining industry to expand its client base.

The Company also expects to supplement its organic growth through acquisitions of targeted developer or service providers with rich experience operating in the oil/gas and coal mining industries to help achieve the objectives.

Additionally, with its rich industrial experience, and technical platforms and software packages accumulated in the past, Pansoft is developing a broader portfolio of solutions and, initially, expanding its solutions into the production arena. These solutions will be offered to existing and new customers, especially in focused industries.

For the fiscal year ending June 30, 2011, Pansoft expects to remain on track with steady growth and reaffirms its guidance of achieving 60% revenue growth, which excludes the impact from any future mergers or acquisitions. However, Pansoft expects its net income to grow at a slower pace, with a growth rate of less than 20%, versus 20% growth expected previously. The relatively slower pace of expected net-income growth is primarily due to the non-cash charge for intangible asset amortization from acquisitions in 2010, which we expect to reduce net income by approximately $1 million. "We expect Pansoft-Japan to break even in the fiscal fourth quarter of 2011 and to begin to generate a profit starting in the fiscal first quarter of 2012," said Hugh Wang, Pansoft's Chairman of the Board.

"We continue to look for potential acquisition targets on an opportunistic basis to accelerate our expansion throughout the rest of the fiscal year as a part of our total strategy to expand our business and market diversification. Our aim is to become the provider of choice for a variety of software solutions and services  to  a  broad  range  of  industries  and  clients,  both  domestic and international, in different technologies and markets. With more profit contributions from diversified business avenues in the future, we are expecting our total profits to increase at a faster pace while our net margins may not be as high as in the past because of a change in the mix of business," continued Mr. Wang.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on Thursday, March 24, 2011 (8:00 p.m. Beijing Time) to discuss its fiscal second-quarter 2011 financial results and answer investors' questions.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (866) 759-2078. International callers should dial +1 (706) 643-0585. The conference ID for the call is 53628003.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Thursday, March 24, 2010 at 9:00 a.m. ET. To access the replay, dial +1 (800) 642-1687. International callers should dial +1
(706) 645-9291 and enter the conference ID 53628003.

About  Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information visit http://www.pansoft.com.

Forward-Looking Statements This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft's acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

                          - Financial Tables Follow -

                            Pansoft Company Limited
         Consolidated Statements of Operations and Comprehensive Income
          For the three-month periods ended December 31, 2010 and 2009
                               (in U.S. Dollars)

                                                                        For the three months ended
                                                                               December 31,
                                                                           2010                 2009
                                                                 ------------------- ---------------------
Sales                                                                    $7,217,736            $4,910,177
Cost of sales                                                             4,119,349             2,308,226
Gross profit                                                              3,098,387             2,601,951
                                                                 ------------------- ---------------------
Expenses
   General and administrative expense                                       616,681               119,431
   Amortization expense                                                     330,533
   Selling expense                                                          328,078               160,297
   Professional fees                                                        123,229                87,656
   Stock based compensation                                                  59,505               151,127
   (Gain) on disposition of property and equipment                              366                  (955)
                                                                 ------------------- ---------------------
   Total  Operating Expenses                                              1,458,393               517,556
                                                                 ------------------- ---------------------
   Income from operations                                                 1,639,994             2,084,395

   Other income (expenses), net                                              (1,777)               17,950
   Government grant                                                         157,655                    30
   Finance costs                                                            (15,922)               (1,952)
   Interest income                                                           68,508                48,502
                                                                 ------------------- ---------------------
   Income before provision from income taxes                              1,848,458             2,148,925

   Provision for current income taxes                                       603,288                74,759
   Provision for deferred income taxes                                     (192,910)              139,356

   Net income                                                             1,438,080             1,934,810

   Less: Net Income attributable to non-controlling interests                52,579                    --

   Net Income attributable to Pansoft common shareholders                 1,385,501                    --
                                                                 ------------------- ---------------------
   Other comprehensive (loss) income                                        188,640                  (720)
                                                                 ------------------- ---------------------
   Other comprehensive income                                             1,574,140             1,934,090
                                                                 ------------------- ---------------------
   Basic net income per share                                                  0.25                  0.36
                                                                 ------------------- ---------------------
   Diluted net income per share                                                0.25                  0.36
                                                                 ------------------- ---------------------
   Basic weighted average number of
     shares outstanding                                                   5,438,232             5,438,232
                                                                 =================== =====================
   Diluted weighted average number of
     shares outstanding                                                   5,467,087             5,434,852
                                                                 =================== =====================

                            Pansoft Company Limited
         Consolidated Statements of Operations and Comprehensive Income
           For the six-month periods ended December 31, 2010 and 2009
                               (in U.S. Dollars)

                                                                        For the six months ended
                                                                               December 31,
                                                                           2010                 2009
                                                                  -------------------- -------------------

Sales                                                                     $10,724,068          $7,115,646
Cost of sales                                                               5,912,196           3,336,573
                                                                  -------------------- -------------------

Gross profit                                                                4,811,872           3,779,073

Expenses
General and administrative expense                                          1,002,880             236,399
Amortization expense                                                          359,814                  --
Selling expense                                                               403,549             254,917
Professional fees                                                             188,527             217,437
Stock based compensation                                                      154,354             302,254

(Gain) on disposition of property and equipment                                   366                (964)
                                                                  -------------------- -------------------
Total  Operating Expenses                                                   2,109,490           1,010,043

Income from operations                                                      2,702,382           2,769,030


Other income (expenses), net                                                   (3,712)             17,035

Government Subsidy                                                            201,755                  47

Finance costs                                                                 (22,710)             (1,930)
Interest income                                                               141,341              86,562
                                                                  -------------------- -------------------

Income before provision from income taxes                                   3,019,056           2,870,744

Provision for current income taxes                                            603,288              74,759

Provision for deferred income taxes                                           (15,409)            173,120

Net income                                                                  2,431,177           2,622,865


Less: Net Income attributable to non-controlling interests                     52,579

Net Income attributable to Pansoft  Common Shareholders                     2,378,598           2,622,865

Other comprehensive (loss) income                                             389,533               9,749
                                                                  -------------------- -------------------


Other comprehensive income                                                  2,768,131           2,632,614

Basic net income per share                                                    0.45                   0.48
                                                                  ==================== ===================
DILUTED NET INCOME PER SHARE                                                  0.45                   0.48
                                                                  ==================== ===================

Basic weighted average number of
   shares outstanding                                                       5,438,232           5,438,232
                                                                  ==================== ===================

Diluted weighted average number of
   shares outstanding                                                       5,434,852           5,434,852
                                                                  ==================== ===================

                            Pansoft Company Limited
                          Consolidated Balance Sheets
                               (in U.S. Dollars)

                                                       Dec. 31,                  June 30,
                                                         2010                      2010
                                                ---------------------    --------------------------
ASSETS
     Current assets
     Cash and cash equivalents                  $         12,002,219     $               2,705,957
     Accounts receivable, net                              5,128,387                     1,391,960
     Unbilled revenues, net                                3,875,936                     6,887,471
     Prepayment, deposits and other
     receivables                                             697,856                       386,420
     Deferred and prepaid expenses                           118,901
     Inventory                                               442,870                        61,984
     Short term investments - Available for
     sale                                                  3,510,653                     7,399,608
                                                ---------------------    --------------------------
Total current assets                                       2,776,822                    18,833,400
Non-current assets
     Property and equipment, net                           1,932,620                       760,258
     Deposit for acquisitions                                 29,273                     1,340,029
     Deferred software development cost                      693,856
     Intangible assets                                     2,798,185                     1,729,553
     Goodwill                                              1,156,552                       719,617
                                                ---------------------    --------------------------
Total assets                                    $         32,387,308  $                 23,382,857
                                                =====================    ==========================
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities   $            802,675  $                    224,041
     Accruals and other current liabilities                1,245,392                     2,542,929
     Acquisition payable                                   1,463,522                            --
     Short-term borrowing                                    754,979                            --
     Deferred revenue                                      1,563,105                       244,110
     Income tax payable                                      562,382                       325,079
     Deferred income taxes                                   464,059                       486,925
                                                ---------------------    --------------------------
Total current liabilities                                  6,856,114                     3,823,054

                                             ------------------------------------------------------
Total liabilities                                          6,856,114                     3,823,054
                                             ======================================================
Shareholders' equity
Common stock (30,000,000 common
shares authorized; par value of $0.0059
per share; 5,438,232 shares issued and
outstanding as of June 30, 2009)
     Share capital                                            32,080                        32,080
     Treasury stock, at cost                                (218,280)
     Additional paid-in capital                            9,165,514                     9,011,160
     Retained earnings                                    10,616,513                     8,895,307
     Statutory reserves                                    2,122,460                       897,040
     Non-controlling interests                             2,699,159
     Accumulated other comprehensive income                1,113,747                       724,216
                                                ---------------------    --------------------------

Total stockholder's equity                                25,531,193                    19,559,803
                                                ---------------------    --------------------------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY       $         32,387,308  $                 23,382,857
                                                =====================    ==========================

------------------
COMPANY CONTACT:
Pansoft Company  Limited
Allen Zhang
Chief Financial Officer
Phone: +86-531-8887-1159
E-Mail: Allen.Zhang@pansoft.com
------------------
INVESTOR CONTACT:
CCG Investor Relations
Mr. John Harmon
Sr. Account Manager
Phone: +86-10-6561-6886 EXT. 807 (Beijing)
E-Mail: John.Harmon@ccgir.com
www.ccgirasia.com
------------------


SOURCE: Pansoft Company Limited

                                      ###